Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

24 October 2025

Commission file number: 001-10306

Form 6-K

NatWest Group plc

250 Bishopsgate

London

EC2M 4AA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-284008) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group’s financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and ESG targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group’s beliefs and expectations, are forward-looking statements. Words such as ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction (including the reduction of RWAs), CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and sustainability-related performance, ambitions, targets and metrics, including in relation to financed emissions and initiatives to transition to a net zero economy, such as our climate and transition financing activities.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s 2024 Annual Report on Form 20-F, NatWest Group’s Interim Management Statement for Q1, H1 and Q3 2025 on Form 6-K, and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments); and changes in interest rates and foreign currency exchange rates); business change and execution risk (including in respect of the implementation of NatWest Group’s strategy; future acquisitions and divestments, and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital and MREL; reductions in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and sustainability-related risks; both the execution and reputational risk relating to NatWest Group’s climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; and increasing; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits).

NatWest Group - Form 6-K Q3 2025	2

Forward-looking statements continued

Climate and sustainability-related disclosures

Climate and sustainability-related disclosures in this document are not measures within the scope of International Financial Reporting Standards (IFRS), use a greater number and level of judgments, assumptions and estimates, including with respect to the classification of climate and transition financing activities, than our reporting of historical financial information in accordance with IFRS. These judgments, assumptions and estimates are highly likely to change materially over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, our ambition to be net zero across our financed emissions, assets under management and operational value chain by 2050 and the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and sustainability-related measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate (including transition and transition finance) and sustainability-related metrics. As a result, we expect that certain climate and sustainability-related disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Refer to the cautionary statement in the section entitled ‘Climate and sustainability-related and other forward-looking statements and metrics’ of the NatWest Group 2024 Sustainability Report.

Cautionary statement regarding alternative performance measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and IFRS. This document may contain a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non- Generally Accepted Accounting Principles (GAAP) financial measures in accordance with the SEC regulations (together, APM). APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. APMs provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any APMs included in this document, are not measures within the scope of IFRS or GAAP, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS or GAAP measures and a reconciliation to the closest IFRS or GAAP measure is presented where appropriate.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

NatWest Group - Form 6-K Q3 2025	3

Introduction

Presentation of information

Unless otherwise specified herein, ‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’, ‘Group’ or ‘we’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH Limited’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term RBSH N.V. refers to RBS Holdings N.V. The term NWM N.V. Group refers to NatWest Markets N.V. and its subsidiary and associated undertakings. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term RBSI Ltd refers to The Royal Bank of Scotland International Limited. Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

To aid readability, this document contains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Any information contained on websites linked or reports referenced in this interim results report for the period ended 30 September 2025 on Form 6-K is for information only and will not be deemed to be incorporated by reference herein.

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate. For details of the basis of preparation and reconciliation where appropriate refer to appendix ‘Non-IFRS financial measures’ on page 42.

NatWest Group - Form 6-K Q3 2025	4

Inside this report

Business performance summary
6	Q3 2025 performance summary
7	Performance key metrics and ratios
9	Chief Financial Officer’s review
10	Retail Banking
11	Private Banking & Wealth Management
12	Commercial & Institutional
13	Central items & other
14	Segment performance

Risk and capital management
19	Credit risk
19	Segment analysis – portfolio summary
20	Segment analysis – loans
20	Movement in ECL provision
21	ECL post model adjustments
22	Sector analysis – portfolio summary
27	Capital, liquidity and funding risk
33	Pension risk

Financial statements and notes
34	Condensed consolidated income statement
35	Condensed consolidated statement of comprehensive income
36	Condensed consolidated balance sheet
37	Condensed consolidated statement of changes in equity
39	Presentation of condensed consolidated financial statements
39	Litigation and regulatory matters
40	Post balance sheet events

Additional information
41	Other financial data
42	Non-IFRS financial measures
47	Performance measures not defined under IFRS

NatWest Group - Form 6-K Q3 2025	5

Q3 2025 performance summary

Chief Executive, Paul Thwaite, commented:

“NatWest Group delivered another strong performance in the third quarter of 2025, underpinned by healthy levels of customer activity and the continued support we provide to them. This is driving positive momentum across our three businesses, with continued lending growth and deposits remaining stable.

With our strategic focus on growth, NatWest Group’s impact can be felt right across the economy, as we help people get on the housing ladder, save and invest for the future and grow their businesses – from innovative start-ups and vital mid-market firms to the largest multinationals responsible for critical infrastructure projects. We are also becoming a much simpler bank, with tight control of costs supporting our digital transformation that is enabling us to anticipate and meet the changing needs of customers at pace.

As a result of our consistent delivery and capital generation, we have upgraded our income and returns guidance for 2025 and are well placed to support our customers, invest for the future and deliver returns to our shareholders.”

Growth in all of our customer businesses

We have delivered a strong financial performance in the quarter, with income and lending growth across all of our businesses demonstrating our broad-based support for our customers.

–	Total income of £4.3 billion for Q3 2025 was up £0.3 billion compared to Q2 2025. Total income excluding notable items was up £0.2 billion to £4.2 billion in the quarter, driving an attributable profit of £1.6 billion, a return on equity of 15.3% and a Return on Tangible Equity (RoTE) of 22.3%.

–	Net loans to customers of £415.3 billion increased by £8.2 billion during Q3 2025. In the third quarter net loans to customers excluding central items were up by £4.4 billion as we met customer needs while deploying capital where returns were attractive.

–	Customer deposits of £435.5 billion decreased by £1.3 billion during Q3 2025. Deposits remained broadly stable across each of the businesses, with a small overall decrease in the quarter of £1.1 billion in customer deposits excluding central items. We continue to maintain a strong loan:deposit ratio of 95% at Q3 2025, up by 2% in the quarter, a loan:deposit ratio (excl. repos and reverse repos) up 2% in the quarter to 88%, and a strong liquidity position with an average Liquidity Coverage Ratio (LCR) of 148%.

–	Assets under management and administration (AUMA) grew strongly in the quarter, up by 8.1% to £56.0 billion assisted by strong client net inflows.

Simplification continues to drive efficiency

We continued to make good progress on becoming a simpler bank, delivering efficiencies from our investment programmes and driving efficiency in the business which resulted in a 5.3% improvement in our year to date cost:income ratio of 48.8% compared to 54.1% in Q3 2024 and a 5% improvement in our year to date cost:income (excl. litigation and conduct) ratio of 47.8%, compared with 52.8% in the same period of 2024.

We are pleased with progress towards our objective of simplifying the way we operate, becoming a more agile and technology driven bank.

Active balance sheet management creates capacity for growth

We continued to actively manage our balance sheet and risk, delivering a £2.2 billion benefit from RWA management actions as we created capacity for growth.

Capital generation pre-distributions was 101 basis points in the quarter.

Our Common Equity Tier 1 (CET1) ratio of 14.2% was up c.60 basis points compared with Q4 2024 and c.60 basis points higher than Q2 2025. NAV per share in Q3 2025 increased by 11 pence to 455 pence. TNAV per share in Q3 2025 increased by 11 pence to 362 pence.

Outlook(1)

We expect to introduce guidance for 2026 and new targets for 2028 with our Full Year 2025 results on 13 February 2026.

The following statements are based on our current expectations for interest rates and economic conditions. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves.

We now expect income excluding notable items to be around £16.3 billion for 2025 and to achieve a Return on Tangible Equity of greater than 18.0%.

Except for this strengthened guidance, we reaffirm the outlook provided in our H1 2025 Interim Results on Form 6-K.

(1)  The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors in the 2024 Annual Report on Form 20-F issued on 21 February 2025 and the Summary Risk Factors in the NatWest Group plc 2025 Interim Results on Form 6-K issued on 25 July 2025. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

NatWest Group - Form 6-K Q3 2025	6

Business performance summary

	Nine months ended			Quarter ended
	30 September	30 September		30 September	30 June		30 September
	2025	2024		2025	2025		2024
Summary consolidated income statement	£m	£m	Variance	£m	£m	Variance	£m	Variance
Net interest income	9,388	8,307	13.0%	3,268	3,094	5.6%	2,899	12.7%
Non-interest income	2,929	2,571	13.9%	1,064	911	16.8%	845	25.9%
Total income	12,317	10,878	13.2%	4,332	4,005	8.2%	3,744	15.7%
Litigation and conduct costs	(130)	(142)	(8.5%)	(12)	(74)	(83.8%)	(41)	(70.7%)
Other operating expenses	(5,884)	(5,740)	2.5%	(1,984)	(1,965)	1.0%	(1,784)	11.2%
Operating expenses	(6,014)	(5,882)	2.2%	(1,996)	(2,039)	(2.1%)	(1,825)	9.4%
Profit before impairment losses	6,303	4,996	26.2%	2,336	1,966	18.8%	1,919	21.7%
Impairment losses	(535)	(293)	82.6%	(153)	(193)	(20.7%)	(245)	(37.6%)
Operating profit before tax	5,768	4,703	22.6%	2,183	1,773	23.1%	1,674	30.4%
Tax charge	(1,412)	(1,232)	14.6%	(502)	(439)	14.4%	(431)	16.5%
Profit from continuing operations	4,356	3,471	25.5%	1,681	1,334	26.0%	1,243	35.2%
Profit from discontinued operations, net of tax	-	12	(100.0%)	-	-	-	1	(100.0%)
Profit for the period	4,356	3,483	25.1%	1,681	1,334	26.0%	1,244	35.1%

Performance key metrics and ratios
Notable items within total income (1)	£189m	£102m	85.3%	£166m	(£5m)	nm	(£28m)	nm
Total income excluding notable items (1)	£12,128m	£10,776m	12.5%	£4,166m	£4,010m	3.9%	£3,772m	10.4%
Net interest margin (1)	2.31%	2.11%	20bps	2.37%	2.28%	9bps	2.18%	19bps
Average interest earning assets (1)	£544bn	£526bn	3.4%	£548bn	£543bn	0.9%	£530bn	3.4%
Cost:income ratio (excl. litigation and conduct) (1)	47.8%	52.8%	(5.0%)	45.8%	49.1%	(3.3%)	47.6%	(1.8%)
Loan impairment rate (1)	17bps	10bps	7bps	15bps	19bps	(4bps)	25bps	(10bps)
Profit attributable to ordinary shareholders	£4,086m	£3,271m	24.9%	£1,598m	£1,236m	29.3%	£1,172m	36.3%
Total earnings per share attributable to ordinary shareholders - basic	50.7p	38.3p	12.4p	19.8p	15.3p	4.5p	14.1p	5.7p
Return on Tangible Equity (RoTE) (1)	19.5%	17.0%	2.5%	22.3%	17.7%	4.6%	18.3%	4.0%
Climate and transition finance (2)	£7,569m	na	na	£7,569m	na	na	na	na

nm = not meaningful, na = not applicable.

For the footnotes to this table refer to the following page.

NatWest Group - Form 6-K Q3 2025	7

Business performance summary continued

	As at
	30 September	30 June		31 December
	2025	2025		2024
Balance sheet	£bn	£bn	Variance	£bn	Variance
Total assets	725.6	730.8	(0.7%)	708.0	2.5%
Loans to customers - amortised cost	415.3	407.1	2.0%	400.3	3.7%
Loans to customers excluding central items (1,3)	384.5	380.1	1.2%	368.5	4.3%
Loans to customers and banks - amortised cost and FVOCI	427.3	417.9	2.2%	410.2	4.2%
Total impairment provisions (4)	3.7	3.7	-	3.4	8.8%
Expected credit loss (ECL) coverage ratio	0.87%	0.87%	-	0.83%	4bps
Assets under management and administration (AUMA) (1)	56.0	51.8	8.1%	48.9	14.5%
Customer deposits	435.5	436.8	(0.3%)	433.5	0.5%
Customer deposits excluding central items (1,3)	434.7	435.8	(0.3%)	431.3	0.8%
Liquidity and funding
Average Liquidity Coverage Ratio (LCR) (5)	148%	150%	(2.0%)	151%	(3.0%)
Liquidity portfolio	239	217	10.1%	222	7.7%
Average Net Stable Funding Ratio (NSFR) (5)	135%	136%	(1.0%)	137%	(2.0%)
Loan:deposit ratio (excl. repos and reverse repos) (1)	88%	86%	2%	85%	3%
Total wholesale funding	93	91	2.2%	86	8.1%
Short-term wholesale funding	37	35	5.7%	33	12.1%
Capital and leverage
Common Equity Tier 1 (CET1) ratio (6)	14.2%	13.6%	60bps	13.6%	60bps
Total capital ratio (6)	20.2%	19.7%	50bps	19.7%	50bps
Pro forma CET1 ratio (excl. foreseeable items) (7)	15.1%	14.6%	50bps	14.3%	80bps
Risk-weighted assets (RWAs)	189.1	190.1	(0.5%)	183.2	3.2%
UK leverage ratio	5.0%	5.0%	-	5.0%	-
Tangible net asset value (TNAV) per ordinary share (1,8)	362p	351p	11p	329p	33p
Number of ordinary shares in issue (millions) (8)	8,031	8,088	(0.7%)	8,043	(0.1%)

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	NatWest Group uses its climate and transition finance framework to determine the assets, activities, acquisition targets and companies that are eligible to be included within its target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030. This included both provision of committed (on and off-balance sheet) financing and facilitation. The climate and transition finance framework is available on the NatWest Group website.
(3)	Central items includes Treasury repo activity.
(4)	Includes £0.1 billion relating to off-balance sheet exposures (30 June 2025 – £0.1 billion; 31 December 2024 – £0.1 billion).
(5)	Reported on an average basis in line with supervisory guidelines. The LCR is calculated as the average of the preceding 12 months. The NSFR is calculated as the average of the preceding four quarters.
(6)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(7)	The pro forma CET1 ratio at 30 September 2025 excludes foreseeable items of £1,721 million: £1,275 million for ordinary dividends and £446 million foreseeable charges (30 June 2025 excludes foreseeable items of £1,994 million: £1,244 million for ordinary dividends and £750 million foreseeable charges; 31 December 2024 excludes foreseeable items of £1,249 million for ordinary dividends).
(8)	The number of ordinary shares in issue excludes own shares held.

NatWest Group - Form 6-K Q3 2025	8

Chief Financial Officer’s review

We delivered another strong performance in the third quarter with total income up by 8.2% in Q3 2025 compared to Q2 2025 and 15.7% compared to Q3 2024. Total income excluding notable items was up by 3.9% on Q2 2025 and 10.4% on Q3 2024. We made further progress on simplification and as a result our cost:income ratio was 48.8% in the year to date compared with 54.1% in the prior year and our cost:income ratio (excl. litigation and conduct) was 47.8% in the year to date compared with 52.8% in the prior year. As a result, we achieved a return on equity of 15.3% and a RoTE of 22.3%, including more than 2 percentage points from one-off items in the quarter.

The balance sheet continues to grow, with another quarter of strong lending growth. Net loans to customers at Q3 2025 of £415.3 billion increased by £8.2 billion compared to H1 2025 with growth of £4.4 billion excluding central items. Customer deposits at Q3 2025 of £435.5 billion reduced by £1.3 billion compared to H1 2025 while customer deposits excluding central items remained broadly stable with a small decrease overall of £1.1 billion in the quarter. Liquidity position remains robust with an average LCR of 148%.

Our CET1 ratio came in just above the top end of our target range at 14.2% as we actively managed the balance sheet, delivering RWA management actions of £2.2 billion in Q3 2025 which created continued capacity for growth.

Strong Q3 2025 performance across growth and simplification

-	Total income increased by 8.2% in Q3 2025 compared with Q2 2025 and was 15.7% higher than Q3 2024. Total income excluding notable items was £156 million higher than Q2 2025 reflecting deposit margin expansion alongside the benefit of one additional day in the quarter. As a result, NIM increased by 9 basis points in the quarter to 2.37%.

-	Total operating expenses were £43 million lower than Q2 2025 and £171 million higher than Q3 2024. Other operating expenses were £19 million higher than Q2 2025 primarily reflecting integration costs following the acquisition of balances from Sainsbury’s Bank and higher restructuring costs as we continue to develop core skills for the future, including increasing the number of software engineering roles. Our focus remains on driving cost savings to create capacity for further investment to accelerate our bank-wide simplification. Headcount reduced by around 600 FTE compared with Q3 2024 and was 100 FTE lower than Q2 2025.

We continue to proactively manage risk

-	The net impairment charge of £153 million, or 15 basis points of gross customer loans, was £40 million lower than Q2 2025 as Stage 3 charges were lower in Commercial & Institutional and the prior quarter included an £81 million charge on the acquisition of balances from Sainsbury’s Bank, offset by lower post model adjustment releases.

-	Compared with Q2 2025, our ECL provision and our ECL coverage ratio remained stable at £3.7 billion and 0.87% respectively. We retain post model adjustments of £265 million and remain comfortable with the strong credit performance of our diversified prime loan book.

Our lending aligns to our climate ambitions

-	During Q3 2025 we provided £7.6 billion in climate and transition finance against our target to provide £200 billion between 1 July 2025 and the end of 2030, which is underpinned by our climate and transition finance framework. We also achieved our aim to provide £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025, with £10.8 billion lending up to 30 September 2025.

Active balance sheet management supporting robust liquidity levels

-	We continued to support our customers as net loans to customers at Q3 2025 of £415.3 billion increased by £8.2 billion compared to H1 2025 and net loans to customers excluding central items increased £4.4 billion in Q3 2025. Retail Banking mortgage balances increased by £1.7 billion and Commercial & Institutional balances were up by £2.5 billion, largely within Corporate & Institutions and Commercial Mid-market.

-	Customer deposits at Q3 2025 of £435.5 billion reduced by £1.3 billion compared to H1 2025. Customer deposits excluding central items reduced £1.1 billion in the quarter to £434.7 billion primarily reflecting a reduction in savings balances in Retail Banking and Private Banking & Wealth Management. Commercial & Institutional increased by £0.4 billion largely due to higher balances within Commercial Mid-market and Business Banking. Total business term balances reduced to 16% of the book, down from 17% at Q2 2025.

-	We continue to actively manage our balance sheet as RWAs decreased by £1.0 billion in the quarter to £189.1 billion, including a further £2.2 billion benefit from RWA management actions as we created capacity for lending growth.

-	The average LCR of 148% (spot LCR: 141%) representing £51.6 billion headroom above 100% minimum requirement, decreased by 2 percentage points compared with Q2 2025 primarily due to higher lending. Our primary liquidity at Q3 2025 was £159 billion, of which £80.5 billion, or 51% was cash and balances at central banks. Total wholesale funding increased by £2.1 billion in the quarter to £92.9 billion.

Shareholder return supported by strong capital generation

-	An attributable profit of £1,598 million, return on equity of 15.3% and RoTE of 22.3% included more than 2 percentage points from one-off items in the quarter, including a £147 million gain from the release of a funding valuation adjustment applied to a portfolio of derivatives.

-	The CET1 ratio of 14.2% was c.60 basis points higher than Q2 2025 principally reflecting the attributable profit for the quarter, c.85 basis points, and the reduction in RWAs, c.10 basis points, partially offset by the foreseeable ordinary dividend, c.40 basis points.

-	NAV per share increased by 11 pence in Q3 2025 to 455 pence. TNAV per share increased by 11 pence in the quarter to 362 pence primarily reflecting the profit for the period partially offset by the interim dividend payment.

NatWest Group - Form 6-K Q3 2025	9

Business performance summary

Retail Banking

	Quarter ended
	30 September	30 June	30 September
	2025	2025	2024
	£m	£m	£m
Total income	1,662	1,594	1,459
Operating expenses	(715)	(742)	(659)
of which: Other operating expenses	(712)	(734)	(656)
Impairment losses	(97)	(117)	(144)
Operating profit	850	735	656

Return on equity (1)	26.4%	23.2%	21.4%
Net interest margin (1)	2.64%	2.59%	2.43%
Cost:income ratio (excl. litigation and conduct) (1)	42.8%	46.0%	45.0%
Loan impairment rate (1)	18bps	22bps	28bps

	As at
	30 September	30 June	31 December
	2025	2025	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	216.0	214.3	208.4
Customer deposits	195.8	196.6	194.8
RWAs	69.1	69.4	65.5

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During Q3 2025, Retail Banking delivered a return on equity of 26.4% and an operating profit of £850 million, with continued positive income and net interest margin momentum. We have increased net mortgage lending by £1.7 billion and, as we widen our customer proposition, we have announced our partnership with Landbay to support more buy-to-let property investors. In addition, we have continued to progress the integration of our recently acquired Sainsbury’s customers, with credit card customers now able to view their credit card, link their Sainsbury’s Nectar card and view their Nectar points from credit card spending in our app.

Retail Banking provided £1.2 billion of climate and transition financing in Q3 2025 from lending on EPC A and B rated residential properties.

Q3 2025 performance

-	Total income was £68 million, or 4.3%, higher than Q2 2025 reflecting deposit margin expansion, full quarter impact of balances acquired from Sainsbury’s Bank and the benefit of one additional day in the quarter. Q3 2025 total income was £203 million, or 13.9%, higher than Q3 2024 reflecting deposit margin expansion, lending growth and the impact of balances acquired from Sainsbury’s Bank.

-	Net interest margin was 5 basis points higher than Q2 2025 largely reflecting deposit margin expansion and full quarter impact of balances acquired from Sainsbury’s Bank.

-	Operating expenses of £715 million were £27 million, or 3.6%, lower than Q2 2025 and £56 million, or 8.5%, higher than Q3 2024. Other operating expenses were £22 million, or 3.0%, lower than Q2 2025 reflecting non-repeat of Q2 2025 FCA regulatory fees and property exit costs. Other operating expenses were £56 million, or 8.5%, higher than Q3 2024 reflecting higher investment spend, partly offset by a 4.9% reduction in headcount.

-	An impairment charge of £97 million, compared with a £117 million charge in Q2 2025, largely driven by good book model releases. Stage 3 default driven charge remains stable.

-	Net loans to customers increased by £1.7 billion, or 0.8%, in Q3 2025 driven by higher mortgage balances of £1.7 billion, or 0.9%, higher cards balances of £0.1 billion, or 1.2%, partly offset by lower personal advances of £0.1 billion, or 1.1%.

-	Customer deposits decreased by £0.8 billion, or 0.4%, in Q3 2025 reflecting lower savings balances of £1.4 billion, partly offset by increased current account balances of £0.6 billion.

-	RWAs decreased by £0.3 billion, or 0.4%, in Q3 2025 primarily due to RWA management actions, largely offset by book movements.

NatWest Group - Form 6-K Q3 2025	10

Business performance summary continued

Private Banking & Wealth Management

	Quarter ended
	30 September	30 June	30 September
	2025	2025	2024
	£m	£m	£m
Total income	284	274	253
of which: AUMA income (1)	75	72	68
Operating expenses	(173)	(172)	(166)
of which: Other operating expenses	(172)	(171)	(166)
Impairment (losses)/releases	(3)	-	3
Operating profit	108	102	90

Return on equity (1)	23.4%	22.5%	19.7%
Net interest margin (1)	2.66%	2.56%	2.50%
Cost:income ratio (excl. litigation and conduct) (1)	60.6%	62.4%	65.6%
Loan impairment rate (1)	6bps	-	(7bps)
AUMA net flows (£bn) (1)	1.2	1.3	0.9

	As at
	30 September	30 June	31 December
	2025	2025	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	18.8	18.6	18.2
Customer deposits	40.6	41.3	42.4
Assets under management (AUM) (1)	41.9	39.0	37.0
Assets under administration (AUA) (1)	14.1	12.8	11.9
Assets under management and administration (AUMA) (1)	56.0	51.8	48.9
Total combined assets and liabilities (CAL) (1,2)	114.2	110.4	108.4
RWAs	11.4	11.5	11.0

(1)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	CAL refers to customer deposits, net loans to customers and AUMA. To avoid double counting, investment cash is deducted as it is reported within customer deposits and AUMA.

During Q3 2025, Private Banking & Wealth Management continued to deliver a strong performance with an operating profit of £108 million, return on equity of 23.4%, cost:income ratio of 60.9% and cost:income ratio (excl. litigation and conduct) of 60.6%. We have continued to progress our simplification agenda, including the rollout of a new workflow tool for investment advice, which has reduced the time to deliver simple investment advice. Our digital experience also continues to improve, with mobile NPS rising to 54, reflecting the ongoing enhancements to our mobile app.

Private Banking & Wealth Management provided £0.1 billion of climate and transition financing in Q3 2025, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

Q3 2025 performance

-	Total income was £10 million, or 3.6%, higher than Q2 2025 primarily reflecting balance growth across lending and AUMA and deposit margin expansion. Q3 2025 total income was £31 million, or 12.3%, higher than Q3 2024 primarily reflecting balance growth across deposits, lending and AUMA, and deposit margin expansion.

-	Net interest margin was 10 basis points higher than Q2 2025 largely reflecting deposit margin expansion.

-	Operating expenses of £173 million were £1 million, or 0.6%, higher than Q2 2025 and £7 million, or 4.2%, higher than Q3 2024. Other operating expenses were £1 million, or 0.6%, higher than Q2 2025 primarily reflecting timing of non-staff costs. Other operating expenses were £6 million, or 3.6%, higher than Q3 2024 primarily reflecting higher back office costs, partly offset by a 4.5% reduction in headcount.

-	An impairment charge of £3 million in Q3 2025, compared with no impairment charge in Q2 2025. Stage 3 charges remain at low levels.

-	CAL increased by £3.8 billion, or 3.4%, in Q3 2025, supported by growth in AUMA and lending balances.

-	Net loans to customers increased by £0.2 billion, or 1.1%, in Q3 2025 driven by higher personal lending balances.

-	Customer deposits decreased by £0.7 billion, or 1.7%, in Q3 2025 driven by seasonal tax outflows and continued flows to AUMAs.

-	AUMA balances increased by £4.2 billion, in Q3 2025, driven by positive market movements of £3.0 billion, AUM net inflows of £0.6 billion, AUA net inflows of £0.4 billion and Cushon net inflows of £0.2 billion. AUM net flows as a percentage of opening balances are 6.2% on an annualised basis.

NatWest Group - Form 6-K Q3 2025	11

Business performance summary continued

Commercial & Institutional

	Quarter ended
	30 September	30 June	30 September
	2025	2025	2024
	£m	£m	£m
Net interest income	1,550	1,496	1,392
Non-interest income	658	651	679
Total income	2,208	2,147	2,071

Operating expenses	(1,115)	(1,107)	(945)
of which: Other operating expenses	(1,060)	(1,047)	(911)
Impairment losses	(52)	(76)	(109)
Operating profit	1,041	964	1,017

Return on equity (1)	19.7%	17.9%	19.9%
Net interest margin (1)	2.36%	2.35%	2.24%
Cost:income ratio (excl. litigation and conduct) (1)	48.0%	48.8%	44.0%
Loan impairment rate (1)	14bps	20bps	31bps

	As at
	30 September	30 June	31 December
	2025	2025	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	149.7	147.2	141.9
Customer deposits	198.3	197.9	194.1
Funded assets (1)	348.2	343.1	321.6
RWAs	107.0	107.8	104.7

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During Q3 2025, Commercial & Institutional continued to deliver a strong performance in income and operating profit, supporting a return on equity of 19.7%, an increase from 17.9% in Q2 2025. We have supported sectors that are vital to the health and success of the UK economy including continued support for UK Infrastructure and Housing Associations, reaching £7.4 billion of lending to Social Housing against our target of £7.5 billion. We saw another quarter of continued strong demand for FX risk management against a backdrop of volatile markets, supporting income. We have improved customer experience through our Bankline transformation and modernised digital platforms, driving deeper customer engagement.

Commercial & Institutional provided £6.3 billion of climate and transition funding in Q3 2025 to support customers investing in the transition to net zero.

Q3 2025 performance

-	Total income was £61 million, or 2.8%, higher than Q2 2025 primarily reflecting deposit margin expansion, lending growth as well as the impact of an additional day in the quarter. Q3 2025 total income was £137 million, or 6.6%, higher than Q3 2024 primarily reflecting deposit margin expansion and customer lending growth.

-	Net interest margin was 1 basis point higher than Q2 2025 reflecting deposit margin expansion.

-	Operating expenses of £1,115 million were £8 million, or 0.7%, higher than Q2 2025 and £170 million, or 18.0%, higher than Q3 2024. Other operating expenses were £13 million, or 1.2%, higher than Q2 2025 largely reflecting increased investment spend partially offset by non-repeat of Q2 2025 FCA regulatory fees and one-off VAT recovery in the quarter. Other operating expenses were £149 million, or 16.4%, higher than Q3 2024 reflecting inflationary increases on staff costs and increased investment spend.

-	An impairment charge of £52 million in Q3 2025 compared with a £76 million charge in Q2 2025 reflecting lower levels of Stage 3 impairments.

-	Net loans to customers increased by £2.5 billion, or 1.7%, in Q3 2025 principally due to Funds lending and Large Corporate growth within Corporate & Institutions and Regional and Commercial Real Estate growth within Commercial Mid-market, partly offset by UK Government scheme repayments of £0.5 billion.

-	Customer deposits increased by £0.4 billion, or 0.2%, in Q3 2025 largely reflecting higher balances within Commercial Mid-market and Business Banking.

-	RWAs decreased by £0.8 billion, or 0.7%, in Q3 2025 primarily reflecting continued RWA management actions, partially offset by book movements and currency impacts.

NatWest Group - Form 6-K Q3 2025	12

Business performance summary continued

Central items & other

	Quarter ended
	30 September	30 June	30 September
	2025	2025	2024
	£m	£m	£m
Continuing operations
Total income	178	(10)	(39)
Operating expenses	7	(18)	(55)
of which: Other operating expenses	(40)	(13)	(51)
Impairment (losses)/releases	(1)	-	5
Operating profit/(loss)	184	(28)	(89)
		As at
	30 September	30 June	31 December
	2025	2025	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	30.8	27.0	31.8
Customer deposits	0.8	1.0	2.2
RWAs	1.6	1.4	2.0

Q3 2025 performance

-	Total income was £188 million higher than Q2 2025 primarily reflecting higher gains on interest and FX risk management derivatives not in accounting hedge relationships and Business Growth Fund profits partially offset with foreign exchange recycling losses.

-	Operating expenses in Q3 2025 were a £7 million credit compared to an £18 million charge in Q2 2025 and a £55 million charge in Q3 2024. Other operating expenses were £27 million higher than Q2 2025 primarily due to one-off items including an HMRC tax credit in Q2 2025, timing of spend, as well as higher staff restructuring costs in the quarter as we pivot support towards developing critical core skills for the future.

-	Net loans to customers increased by £3.8 billion in Q3 2025 driven by reverse repo activity in Treasury.

-	Customer deposits decreased by £0.2 billion in Q3 2025 reflecting repo activity in Treasury.

NatWest Group - Form 6-K Q3 2025	13

Segment performance

	Nine months ended 30 September 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	4,471	555	4,505	(143)	9,388
Own credit adjustments	-	-	3	-	3
Other non-interest income	325	268	1,989	344	2,926
Total income	4,796	823	6,497	201	12,317
Direct expenses	(604)	(183)	(1,192)	(3,905)	(5,884)
Indirect expenses	(1,519)	(347)	(1,930)	3,796	-
Other operating expenses	(2,123)	(530)	(3,122)	(109)	(5,884)
Litigation and conduct costs	(15)	(2)	(144)	31	(130)
Operating expenses	(2,138)	(532)	(3,266)	(78)	(6,014)
Operating profit before impairment losses	2,658	291	3,231	123	6,303
Impairment losses	(323)	(4)	(206)	(2)	(535)
Operating profit	2,335	287	3,025	121	5,768

Total income excluding notable items (1)	4,796	823	6,494	15	12,128

Additional information
Return on Tangible Equity (1)	na	na	na	na	19.5%
Return on equity (1)	24.7%	21.0%	19.0%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	44.3%	64.4%	48.1%	nm	47.8%
Total assets (£bn)	240.6	29.1	408.9	47.0	725.6
Funded assets (£bn) (1)	240.6	29.1	348.2	46.6	664.5
Net loans to customers - amortised cost (£bn)	216.0	18.8	149.7	30.8	415.3
Loan impairment rate (1)	20bps	3bps	18bps	nm	17bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	-	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.2)	-	(1.1)	-	(2.3)
Customer deposits (£bn)	195.8	40.6	198.3	0.8	435.5
Risk-weighted assets (RWAs) (£bn)	69.1	11.4	107.0	1.6	189.1
RWA equivalent (RWAe) (£bn)	69.9	11.4	108.0	1.9	191.2
Employee numbers (FTEs - thousands)	11.6	2.1	12.6	32.8	59.1
Third party customer asset rate (1)	4.34%	4.74%	6.04%	nm	nm
Third party customer funding rate (1)	(1.78%)	(2.75%)	(1.60%)	nm	nm
Average interest earning assets (£bn) (1)	229.8	28.5	257.1	na	544.3
Net interest margin (1)	2.60%	2.60%	2.34%	na	2.31%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q3 2025	14

Segment performance continued

	Nine months ended 30 September 2024
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	3,825	455	3,935	92	8,307
Own credit adjustments	-	-	(5)	-	(5)
Other non-interest income	324	242	1,941	69	2,576
Total income	4,149	697	5,871	161	10,878
Direct expenses	(586)	(190)	(1,120)	(3,844)	(5,740)
Indirect expenses	(1,527)	(331)	(1,864)	3,722	-
Other operating expenses	(2,113)	(521)	(2,984)	(122)	(5,740)
Litigation and conduct costs	(16)	(1)	(111)	(14)	(142)
Operating expenses	(2,129)	(522)	(3,095)	(136)	(5,882)
Operating profit before impairment losses/releases	2,020	175	2,776	25	4,996
Impairment (losses)/releases	(266)	14	(52)	11	(293)
Operating profit	1,754	189	2,724	36	4,703

Total income excluding notable items (1)	4,149	697	5,876	54	10,776

Additional information
Return on Tangible Equity (1)	na	na	na	na	17.0%
Return on equity (1)	19.4%	13.6%	17.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.9%	74.7%	50.8%	nm	52.8%
Total assets (£bn)	231.1	27.3	398.7	54.8	711.9
Funded assets (£bn) (1)	231.1	27.3	331.1	53.7	643.2
Net loans to customers - amortised cost (£bn)	207.4	18.2	138.1	23.0	386.7
Loan impairment rate (1)	17bps	(10bps)	5bps	nm	10bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.6)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.0)	-	(2.1)
Customer deposits (£bn)	192.0	39.7	195.7	3.7	431.1
Risk-weighted assets (RWAs) (£bn)	64.8	11.0	104.0	1.9	181.7
RWA equivalent (RWAe) (£bn)	65.3	11.0	105.3	2.4	184.0
Employee numbers (FTEs - thousands)	12.2	2.2	12.8	32.5	59.7
Third party customer asset rate (1)	3.95%	4.99%	6.74%	nm	nm
Third party customer funding rate (1)	(2.08%)	(3.15%)	(1.92%)	nm	nm
Average interest earning assets (£bn) (1)	220.5	26.6	244.9	na	526.2
Net interest margin (1)	2.32%	2.29%	2.15%	na	2.11%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q3 2025	15

Segment performance continued

	Quarter ended 30 September 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,549	192	1,550	(23)	3,268
Own credit adjustments	-	-	-	-	-
Other non-interest income	113	92	658	201	1,064
Total income	1,662	284	2,208	178	4,332
Direct expenses	(208)	(61)	(410)	(1,305)	(1,984)
Indirect expenses	(504)	(111)	(650)	1,265	-
Other operating expenses	(712)	(172)	(1,060)	(40)	(1,984)
Litigation and conduct costs	(3)	(1)	(55)	47	(12)
Operating expenses	(715)	(173)	(1,115)	7	(1,996)
Operating profit before impairment losses	947	111	1,093	185	2,336
Impairment losses	(97)	(3)	(52)	(1)	(153)
Operating profit	850	108	1,041	184	2,183

Total income excluding notable items (1)	1,662	284	2,208	12	4,166

Additional information
Return on Tangible Equity (1)	na	na	na	na	22.3%
Return on equity (1)	26.4%	23.4%	19.7%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.8%	60.6%	48.0%	nm	45.8%
Total assets (£bn)	240.6	29.1	408.9	47.0	725.6
Funded assets (£bn) (1)	240.6	29.1	348.2	46.6	664.5
Net loans to customers - amortised cost (£bn)	216.0	18.8	149.7	30.8	415.3
Loan impairment rate (1)	18bps	6bps	14bps	nm	15bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	-	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.2)	-	(1.1)	-	(2.3)
Customer deposits (£bn)	195.8	40.6	198.3	0.8	435.5
Risk-weighted assets (RWAs) (£bn)	69.1	11.4	107.0	1.6	189.1
RWA equivalent (RWAe) (£bn)	69.9	11.4	108.0	1.9	191.2
Employee numbers (FTEs - thousands)	11.6	2.1	12.6	32.8	59.1
Third party customer asset rate (1)	4.40%	4.66%	5.88%	nm	nm
Third party customer funding rate (1)	(1.69%)	(2.61%)	(1.49%)	nm	nm
Average interest earning assets (£bn) (1)	233.0	28.6	260.5	na	548.1
Net interest margin (1)	2.64%	2.66%	2.36%	na	2.37%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q3 2025	16

Segment performance continued

	Quarter ended 30 June 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,484	182	1,496	(68)	3,094
Own credit adjustments	-	-	(3)	-	(3)
Other non-interest income	110	92	654	58	914
Total income	1,594	274	2,147	(10)	4,005
Direct expenses	(230)	(63)	(403)	(1,269)	(1,965)
Indirect expenses	(504)	(108)	(644)	1,256	-
Other operating expenses	(734)	(171)	(1,047)	(13)	(1,965)
Litigation and conduct costs	(8)	(1)	(60)	(5)	(74)
Operating expenses	(742)	(172)	(1,107)	(18)	(2,039)
Operating profit/(loss) before impairment losses	852	102	1,040	(28)	1,966
Impairment losses	(117)	-	(76)	-	(193)
Operating profit/(loss)	735	102	964	(28)	1,773

Total income excluding notable items (1)	1,594	274	2,150	(8)	4,010

Additional information
Return on Tangible Equity (1)	na	na	na	na	17.7%
Return on equity (1)	23.2%	22.5%	17.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	46.0%	62.4%	48.8%	nm	49.1%
Total assets (£bn)	238.6	29.1	414.9	48.2	730.8
Funded assets (£bn) (1)	238.6	29.1	343.1	47.0	657.8
Net loans to customers - amortised cost (£bn)	214.3	18.6	147.2	27.0	407.1
Loan impairment rate (1)	22bps	-	20bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	-	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.1)	-	(2.2)
Customer deposits (£bn)	196.6	41.3	197.9	1.0	436.8
Risk-weighted assets (RWAs) (£bn)	69.4	11.5	107.8	1.4	190.1
RWA equivalent (RWAe) (£bn)	70.0	11.5	108.8	2.0	192.3
Employee numbers (FTEs - thousands)	11.8	2.1	12.8	32.5	59.2
Third party customer asset rate (1)	4.32%	4.74%	6.00%	nm	nm
Third party customer funding rate (1)	(1.79%)	(2.74%)	(1.60%)	nm	nm
Average interest earning assets (£bn) (1)	230.0	28.5	255.6	na	543.2
Net interest margin (1)	2.59%	2.56%	2.35%	na	2.28%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q3 2025	17

Segment performance continued

	Quarter ended 30 September 2024
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,350	170	1,392	(13)	2,899
Own credit adjustments	-	-	2	-	2
Other non-interest income	109	83	677	(26)	843
Total income	1,459	253	2,071	(39)	3,744
Direct expenses	(205)	(64)	(356)	(1,159)	(1,784)
Indirect expenses	(451)	(102)	(555)	1,108	-
Other operating expenses	(656)	(166)	(911)	(51)	(1,784)
Litigation and conduct costs	(3)	-	(34)	(4)	(41)
Operating expenses	(659)	(166)	(945)	(55)	(1,825)
Operating profit/(loss) before impairment losses/releases	800	87	1,126	(94)	1,919
Impairment (losses)/releases	(144)	3	(109)	5	(245)
Operating profit /(loss)	656	90	1,017	(89)	1,674

Total income excluding notable items (1)	1,459	253	2,069	(9)	3,772

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.3%
Return on equity (1)	21.4%	19.7%	19.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.0%	65.6%	44.0%	nm	47.6%
Total assets (£bn)	231.1	27.3	398.7	54.8	711.9
Funded assets (£bn) (1)	231.1	27.3	331.1	53.7	643.2
Net loans to customers - amortised cost (£bn)	207.4	18.2	138.1	23.0	386.7
Loan impairment rate (1)	28bps	(7bps)	31bps	nm	25bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.6)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.0)	-	(2.1)
Customer deposits (£bn)	192.0	39.7	195.7	3.7	431.1
Risk-weighted assets (RWAs) (£bn)	64.8	11.0	104.0	1.9	181.7
RWA equivalent (RWAe) (£bn)	65.3	11.0	105.3	2.4	184.0
Employee numbers (FTEs - thousands)	12.2	2.2	12.8	32.5	59.7
Third party customer asset rate (1)	4.09%	5.01%	6.67%	nm	nm
Third party customer funding rate (1)	(2.10%)	(3.16%)	(1.91%)	nm	nm
Average interest earning assets (£bn) (1)	221.4	27.0	246.8	na	529.8
Net interest margin (1)	2.43%	2.50%	2.24%	na	2.18%

nm - not meaningful, na - not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q3 2025	18

Risk and capital management

Credit risk

Segment analysis – portfolio summary

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	30 September 2025					31 December 2024
		Private Banking					Private Banking
	Retail	& Wealth	Commercial	Central items		Retail	& Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	189,140	17,619	138,333	35,504	380,596	182,366	17,155	128,988	35,312	363,821
Stage 2	25,529	891	14,510	56	40,986	24,242	844	15,339	49	40,474
Stage 3	3,068	372	2,286	2	5,728	3,268	322	2,340	-	5,930
Of which: individual	-	272	1,290	-	1,562	-	233	1,052	-	1,285
Of which: collective	3,068	100	996	2	4,166	3,268	89	1,288	-	4,645
Total	217,737	18,882	155,129	35,562	427,310	209,876	18,321	146,667	35,361	410,225
ECL provisions (3)
Stage 1	346	14	263	14	637	279	16	289	14	598
Stage 2	413	10	331	1	755	428	12	346	1	787
Stage 3	1,179	45	1,100	1	2,325	1,063	36	941	-	2,040
Of which: individual	-	45	599	-	644	-	36	415	-	451
Of which: collective	1,179	-	501	1	1,681	1,063	-	526	-	1,589
Total	1,938	69	1,694	16	3,717	1,770	64	1,576	15	3,425
ECL provisions coverage (4)
Stage 1 (%)	0.18	0.08	0.19	0.04	0.17	0.15	0.09	0.22	0.04	0.16
Stage 2 (%)	1.62	1.12	2.28	1.79	1.84	1.77	1.42	2.26	2.04	1.94
Stage 3 (%)	38.43	12.10	48.12	50.00	40.59	32.53	11.18	40.21	-	34.40
Total	0.89	0.37	1.09	0.04	0.87	0.84	0.35	1.07	0.04	0.83

(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £83.5 billion (31 December 2024 – £91.8 billion) and debt securities of £70.7 billion (31 December 2024 – £62.4 billion).

(2)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.

(3)	Includes £4 million (31 December 2024 – £4 million) related to assets classified as FVOCI and £0.1 billion (31 December 2024 – £0.1 billion) related to off-balance sheet exposures.

(4)	ECL provisions coverage is calculated as ECL provisions, including ECL for other non-loan assets and unutilised exposure, divided by loans – amortised cost and FVOCI. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.

NatWest Group - Form 6-K Q3 2025	19

Risk and capital management continued

Credit risk continued

Segment analysis - loans

–	Retail Banking – Asset quality and arrears rates remained stable and within expectations during the year. The overall 2025 increase in good book and total ECL coverage was largely driven by the acquisition of the Sainsbury’s Bank portfolio earlier this year which, in conjunction with continued organic growth on cards and personal loan portfolios, increased the unsecured portfolio mix. Good book coverage for Retail Banking remained stable, reflecting portfolio arrears trends and no change to economic scenarios The good book ECL on credit cards reduced due to a decrease in exposure at default on inaccessible limits. The reduction in the proportion of Stage 3 loans this year was influenced by both the acquisition of the Sainsbury’s Bank portfolio on unsecured and an enhancement to the application of the definition of default used on mortgages. The latter resulted in a £0.4 billion migration of loans from Stage 3 back to the good book.

–	Commercial & Institutional – Increased coverage in the portfolio primarily reflected the impact of defaulted charges in the first half of the year, driven by a small number of individual charges. Underlying default rates and total number of defaults remained subdued, reflecting overall stable portfolio performance. Performing book ECL reduced in the year, in line with economic improvements and reductions in post model adjustments, even as total performing book exposure increased.

Movement in ECL provision

The table below shows the main ECL provision movements during the year.

ECL provision
£m
At 1 January 2025	3,425
Acquisitions	81
Changes in economic forecasts	10
Changes in risk metrics and exposure: Stage 1 and Stage 2	(20)
Changes in risk metrics and exposure: Stage 3	564
Judgemental changes: changes in post model adjustments for Stage 1,
Stage 2 and Stage 3	(71)
Write-offs and other	(272)
At 30 September 2025	3,717

–	For the nine months to 30 September 2025, overall ECL increased following Non-Personal Stage 3 charges and an increase in good book ECL in the Personal portfolio, driven by the Sainsbury’s Bank portfolio acquisition.

–	For the Non-Personal portfolio, ECL increased this year from Stage 3 charges, driven by a small number of individual charges in the Commercial & Institutional portfolio. This was partially offset by post model adjustment releases in the good book.

–	In the Personal portfolios, default inflows were broadly stable for the nine months to 30 September 2025. However, Stage 3 ECL increased year-to-date on all unsecured portfolios, with reduced debt sale activity. In 2025, there was a reduction of Stage 3 ECL on mortgages related to an enhancement to the application of the definition of default, resulting in a £0.4 billion migration of loans from Stage 3 to the good book.

–	Judgemental ECL post model adjustments decreased this year to £265 million (31 December 2024 – £336 million) representing 7.1% of total ECL (31 December 2024 – 9.8%). This reflected revisions to the Retail Banking cost of living post model adjustment after regular back-testing, and Non-Personal portfolio improvements in underlying risk profile.

NatWest Group - Form 6-K Q3 2025	20

Risk and capital management continued

Credit risk continued

ECL post model adjustments

The table below shows ECL post model adjustments.

			Private Banking
	Retail Banking		& Wealth	Commercial
	Mortgages	Other	Management	& Institutional	Total
30 September 2025	£m	£m	£m	£m	£m
Deferred model
calibrations	-	-	1	13	14
Economic uncertainty	55	31	8	139	233
Other adjustments	-	-	-	18	18
Total	55	31	9	170	265
Of which:
- Stage 1	40	13	4	73	130
- Stage 2	15	18	5	97	135
- Stage 3	-	-	-	-	-

31 December 2024
Deferred model
calibrations	-	-	1	18	19
Economic uncertainty	90	22	8	179	299
Other adjustments	-	-	-	18	18
Total	90	22	9	215	336
Of which:
- Stage 1	58	9	5	94	166
- Stage 2	26	13	4	119	162
- Stage 3	6	-	-	2	8

Post model adjustments reduced since 31 December 2024, reflecting updates to post model adjustment parameters.

–	Retail Banking – As at 30 September 2025, the post model adjustment for economic uncertainty decreased to £86 million (31 December 2024 – £112 million). This reduction was driven by a revision to the cost of living post model adjustment, which now stands at £86 million (31 December 2024 – £105 million), and is the sole remaining economic uncertainty post model adjustment. This change was based on a review of back-testing. Despite ongoing economic and geopolitical uncertainty, the Retail Banking portfolios demonstrated resilience, supported by a robust risk appetite. The cost of living post model adjustment continued to address the risk in segments of the Retail Banking portfolio that were more susceptible to affordability challenges. It focused on key affordability factors, including lower income customers in fuel poverty, over-indebted borrowers, and customers vulnerable to higher mortgage rates.

–	Commercial & Institutional – As at 30 September 2025, the post model adjustment for economic uncertainty decreased to £139 million (31 December 2024 – £179 million). The inflation, supply chain and liquidity post model adjustment of £123 million (31 December 2024 – £150 million) for lending prior to 1 January 2024, remained the largest component of this adjustment. Downgrades to risk profiles were applied to the sectors that were considered most at risk from the current economic and geopolitical headwinds, with the level of downgrade reviewed to ensure the latest risks were appropriately captured. The £27 million decrease reflected improved risk metrics along with reduced exposure in the portfolio subject to the adjustment, through either repayment or default.

NatWest Group - Form 6-K Q3 2025	21

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Non-Personal
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	other	institutions	Sovereign	Total	Total
30 September 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	215,140	8,275	11,447	234,862	115,024	76,100	1,324	192,448	427,310
- UK	215,128	8,275	11,447	234,850	99,727	48,581	491	148,799	383,649
- Other Europe	12	-	-	12	6,694	13,989	369	21,052	21,064
- RoW	-	-	-	-	8,603	13,530	464	22,597	22,597
Loans by asset quality (2)	215,140	8,275	11,447	234,862	115,024	76,100	1,324	192,448	427,310
- AQ1-AQ4	118,453	124	887	119,464	44,200	70,744	913	115,857	235,321
- AQ5-AQ8	93,366	7,796	9,353	110,515	68,382	5,217	129	73,728	184,243
- AQ9	1,163	130	204	1,497	251	3	265	519	2,016
- AQ10	2,158	225	1,003	3,386	2,191	136	17	2,344	5,730
Loans by stage	215,140	8,275	11,447	234,862	115,024	76,100	1,324	192,448	427,310
- Stage 1	190,571	6,046	8,966	205,583	98,545	75,427	1,041	175,013	380,596
- Stage 2	22,408	2,004	1,478	25,890	14,293	537	266	15,096	40,986
- Stage 3	2,161	225	1,003	3,389	2,186	136	17	2,339	5,728
- Of which: individual	154	1	26	181	1,241	123	17	1,381	1,562
- Of which: collective	2,007	224	977	3,208	945	13	-	958	4,166
Loans - past due analysis	215,140	8,275	11,447	234,862	115,024	76,100	1,324	192,448	427,310
- Not past due	211,764	7,987	10,421	230,172	111,908	75,826	1,307	189,041	419,213
- Past due 1-30 days	1,614	64	76	1,754	1,869	150	-	2,019	3,773
- Past due 31-90 days	581	74	108	763	380	9	17	406	1,169
- Past due 91-180 days	409	55	104	568	105	65	-	170	738
- Past due >180 days	772	95	738	1,605	762	50	-	812	2,417
Loans - Stage 2	22,408	2,004	1,478	25,890	14,293	537	266	15,096	40,986
- Not past due	20,992	1,915	1,368	24,275	13,449	532	266	14,247	38,522
- Past due 1-30 days	1,142	37	39	1,218	579	3	-	582	1,800
- Past due 31-90 days	274	52	71	397	265	2	-	267	664
Weighted average life
- ECL measurement (years)	9	4	6	5	7	4	nm	7	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.44	3.46	4.68	0.70	1.13	0.16	9.34	0.80	0.75
- Basel (%)	0.66	3.87	3.35	0.87	1.06	0.15	9.34	0.75	0.82
ECL provisions by geography	377	469	1,134	1,980	1,564	149	24	1,737	3,717
- UK	376	469	1,134	1,979	1,389	99	12	1,500	3,479
- Other Europe	1	-	-	1	115	9	-	124	125
- RoW	-	-	-	-	60	41	12	113	113

For the notes to this table refer to page 25.

NatWest Group - Form 6-K Q3 2025	22

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-Personal
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	other	institutions	Sovereign	Total	Total
30 September 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	377	469	1,134	1,980	1,564	149	24	1,737	3,717
- Stage 1	55	121	175	351	235	38	13	286	637
- Stage 2	46	185	184	415	326	9	5	340	755
- Stage 3	276	163	775	1,214	1,003	102	6	1,111	2,325
- Of which: individual	14	1	13	28	511	99	6	616	644
- Of which: collective	262	162	762	1,186	492	3	-	495	1,681
ECL provisions coverage (%)	0.18	5.67	9.91	0.84	1.36	0.20	1.81	0.90	0.87
- Stage 1 (%)	0.03	2.00	1.95	0.17	0.24	0.05	1.25	0.16	0.17
- Stage 2 (%)	0.21	9.23	12.45	1.60	2.28	1.68	1.88	2.25	1.84
- Stage 3 (%)	12.77	72.44	77.27	35.82	45.88	75.00	35.29	47.50	40.59
Loans by residual maturity	215,140	8,275	11,447	234,862	115,024	76,100	1,324	192,448	427,310
- ≤1 year	2,115	2,515	2,969	7,599	32,738	55,837	362	88,937	96,536
- >1 and ≤5 year	8,555	5,760	6,800	21,115	50,610	15,618	516	66,744	87,859
- >5 and ≤15 year	42,899	-	1,674	44,573	23,154	4,510	288	27,952	72,525
- >15 year	161,571	-	4	161,575	8,522	135	158	8,815	170,390
Other financial assets by asset quality (2)	-	-	-	-	4,440	25,091	124,670	154,201	154,201
- AQ1-AQ4	-	-	-	-	4,386	24,996	124,670	154,052	154,052
- AQ5-AQ8	-	-	-	-	54	95	-	149	149
Off-balance sheet	15,073	23,265	7,666	46,004	76,836	21,560	491	98,887	144,891
- Loan commitments	15,073	23,265	7,629	45,967	73,984	20,073	491	94,548	140,515
- Financial guarantees	-	-	37	37	2,852	1,487	-	4,339	4,376
Off-balance sheet by asset quality (2)	15,073	23,265	7,666	46,004	76,836	21,560	491	98,887	144,891
- AQ1-AQ4	14,212	471	6,222	20,905	48,850	19,679	100	68,629	89,534
- AQ5-AQ8	850	22,701	1,401	24,952	27,599	1,837	15	29,451	54,403
- AQ9	-	12	14	26	17	-	376	393	419
- AQ10	11	81	29	121	370	44	-	414	535

For the notes to this table refer to page 25.

NatWest Group - Form 6-K Q3 2025	23

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-Personal
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	other	institutions	Sovereign	Total	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- UK	209,846	6,930	9,749	226,525	97,409	43,412	562	141,383	367,908
- Other Europe	-	-	-	-	6,311	14,747	766	21,824	21,824
- RoW	-	-	-	-	8,014	12,162	317	20,493	20,493
Loans by asset quality (2)	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- AQ1-AQ4	113,209	128	818	114,155	43,918	65,078	1,365	110,361	224,516
- AQ5-AQ8	92,946	6,516	7,880	107,342	65,231	5,172	127	70,530	177,872
- AQ9	1,156	110	191	1,457	306	12	132	450	1,907
- AQ10	2,535	176	860	3,571	2,279	59	21	2,359	5,930
Loans by stage	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- Stage 1	186,250	4,801	7,267	198,318	94,991	69,021	1,491	165,503	363,821
- Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Stage 3	2,535	176	860	3,571	2,279	59	21	2,359	5,930
- Of which: individual	141	-	26	167	1,046	51	21	1,118	1,285
- Of which: collective	2,394	176	834	3,404	1,233	8	-	1,241	4,645
Loans - past due analysis	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- Not past due	206,739	6,721	8,865	222,325	107,855	70,055	1,627	179,537	401,862
- Past due 1-30 days	1,404	50	70	1,524	2,530	211	-	2,741	4,265
- Past due 31-90 days	580	51	99	730	398	2	18	418	1,148
- Past due 91-180 days	408	41	96	545	139	49	-	188	733
- Past due >180 days	715	67	619	1,401	812	4	-	816	2,217
Loans - Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Not past due	19,939	1,889	1,521	23,349	13,485	1,228	133	14,846	38,195
- Past due 1-30 days	853	31	37	921	640	11	-	651	1,572
- Past due 31-90 days	269	33	64	366	339	2	-	341	707
Weighted average life
- ECL measurement (years)	8	4	6	6	6	2	nm	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.51	3.23	4.59	0.76	1.24	0.16	5.51	0.86	0.80
- Basel (%)	0.68	3.65	3.18	0.87	1.11	0.15	4.16	0.76	0.82
ECL provisions by geography	462	381	969	1,812	1,504	90	19	1,613	3,425
- UK	462	381	969	1,812	1,335	37	12	1,384	3,196
- Other Europe	-	-	-	-	109	9	-	118	118
- RoW	-	-	-	-	60	44	7	111	111

For the notes to this table refer to the following page.

NatWest Group - Form 6-K Q3 2025	24

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-Personal
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	other	institutions	Sovereign	Total	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	462	381	969	1,812	1,504	90	19	1,613	3,425
- Stage 1	77	77	130	284	264	38	12	314	598
- Stage 2	60	186	183	429	344	12	2	358	787
- Stage 3	325	118	656	1,099	896	40	5	941	2,040
- Of which: individual	11	-	17	28	382	36	5	423	451
- Of which: collective	314	118	639	1,071	514	4	-	518	1,589
ECL provisions coverage (%)	0.22	5.50	9.94	0.80	1.35	0.13	1.16	0.88	0.83
- Stage 1 (%)	0.04	1.60	1.79	0.14	0.28	0.06	0.80	0.19	0.16
- Stage 2 (%)	0.28	9.52	11.28	1.74	2.38	0.97	1.50	2.26	1.94
- Stage 3 (%)	12.82	67.05	76.28	30.78	39.32	67.80	23.81	39.89	34.40
Loans by residual maturity	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- ≤1 year	3,367	3,903	3,186	10,456	34,929	54,971	822	90,722	101,178
- >1 and ≤5 year	11,651	3,027	5,551	20,229	48,075	10,967	488	59,530	79,759
- >5 and ≤15 year	45,454	-	1,006	46,460	20,623	4,270	298	25,191	71,651
- >15 year	149,374	-	6	149,380	8,107	113	37	8,257	157,637
Other financial assets by asset quality (2)	-	-	-	-	3,644	31,102	119,502	154,248	154,248
- AQ1-AQ4	-	-	-	-	3,639	30,743	119,502	153,884	153,884
- AQ5-AQ8	-	-	-	-	5	359	-	364	364
Off-balance sheet	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- Loan commitments	13,806	20,135	7,906	41,847	72,940	20,341	239	93,520	135,367
- Financial guarantees	-	-	41	41	3,024	1,584	-	4,608	4,649
Off-balance sheet by asset quality (2)	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- AQ1-AQ4	12,951	510	6,568	20,029	47,896	20,063	155	68,114	88,143
- AQ5-AQ8	839	19,276	1,336	21,451	27,657	1,813	21	29,491	50,942
- AQ9	1	12	17	30	19	-	63.0	82	112
- AQ10	15	337	26	378	392	49	-	441	819

(1)	Includes a portion of Private Banking & Wealth Management lending secured against residential real estate, in line with ECL calculation methodology. Private Banking & Wealth Management and RBS International mortgages are reported in UK, reflecting the country of lending origination and includes crown dependencies.
(2)	AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

NatWest Group - Form 6-K Q3 2025	25

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary continued

The table below shows ECL by stage, for the Personal portfolio and Non-Personal portfolio, including the three largest borrowing sector clusters included in Corporate and other.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 September 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	205,583	25,890	3,389	234,862	45,967	37	351	415	1,214	1,980
Mortgages (1)	190,571	22,408	2,161	215,140	15,073	-	55	46	276	377
Credit cards	6,046	2,004	225	8,275	23,265	-	121	185	163	469
Other personal	8,966	1,478	1,003	11,447	7,629	37	175	184	775	1,134
Non-Personal	175,013	15,096	2,339	192,448	94,548	4,339	286	340	1,111	1,737
Financial institutions (2)	75,427	537	136	76,100	20,073	1,487	38	9	102	149
Sovereign	1,041	266	17	1,324	491	-	13	5	6	24
Corporate and other	98,545	14,293	2,186	115,024	73,984	2,852	235	326	1,003	1,564
Of which:
Commercial real estate	17,277	1,372	344	18,993	6,590	160	61	26	135	222
Mobility and logistics	14,997	1,989	105	17,091	9,808	498	26	34	43	103
Consumer industries	12,755	2,686	414	15,855	11,330	534	34	72	208	314
Total	380,596	40,986	5,728	427,310	140,515	4,376	637	755	2,325	3,717

31 December 2024
Personal	198,318	24,636	3,571	226,525	41,847	41	284	429	1,099	1,812
Mortgages (1)	186,250	21,061	2,535	209,846	13,806	-	77	60	325	462
Credit cards	4,801	1,953	176	6,930	20,135	-	77	186	118	381
Other personal	7,267	1,622	860	9,749	7,906	41	130	183	656	969
Non-Personal	165,503	15,838	2,359	183,700	93,520	4,608	314	358	941	1,613
Financial institutions (2)	69,021	1,241	59	70,321	20,341	1,584	38	12	40	90
Sovereign	1,491	133	21	1,645	239	-	12	2	5	19
Corporate and other	94,991	14,464	2,279	111,734	72,940	3,024	264	344	896	1,504
Of which:
Commercial real estate	16,191	1,517	433	18,141	6,661	143	70	30	146	246
Mobility and logistics	13,363	2,384	148	15,895	9,367	595	26	35	67	128
Consumer industries	13,312	3,015	444	16,771	10,706	595	45	90	188	323
Total	363,821	40,474	5,930	410,225	135,367	4,649	598	787	2,040	3,425

(1)	As at 30 September 2025, £141.8 billion, 65.9%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2024 – £139.1 billion, 66.3%). Of which, 48.3% were rated as EPC A to C (31 December 2024 – 46.3%).
(2)	Includes transactions, such as securitisations, where the underlying risk may be in other sectors.

NatWest Group - Form 6-K Q3 2025	26

Risk and capital management continued

Capital, liquidity and funding risk

Introduction

NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2024

CET1 ratio 14.2% (2024 - 13.6%)

The CET1 ratio increased by 60 basis points to 14.2% due to a £1.8 billion increase in CET1 capital offset by a £5.9 billion increase in RWAs.

The CET1 capital increase was mainly driven by an attributable profit to ordinary shareholders of £3.3 billion (net of ordinary interim dividend paid) and other movements on reserves and regulatory adjustments of £0.5 billion partially offset by a share buyback of £0.8 billion and a foreseeable ordinary dividend accrual of £1.3 billion.

RWAs £189.1bn (2024 - £183.2bn)

Total RWAs increased by £5.9 billion to £189.1 billion reflecting:

–        an increase in credit risk RWAs of £3.8 billion, primarily driven by lending growth, balances acquired from Sainsbury's Bank and CRD IV model updates. These increases were partially offset by, reductions as a result of RWA management actions, movements in risk metrics and the impact of foreign exchange movements.

–         an increase in operational risk RWAs of £2.2 billion following the annual recalculation.

–         an increase in counterparty credit risk RWAs of £0.3 billion driven by an increase in securities financing transactions and over-the-counter transactions under the IMM approach.

–         a decrease in market risk RWAs of £0.4 billion, driven by the IRC, reflecting changes in government bond positions and RNIV.

UK leverage ratio 5.0% (2024 - 5.0%)	The leverage ratio remained stable at 5.0% due to a £2.4 billion increase in Tier 1 capital offset by a £41.4 billion increase in leverage exposure. The key drivers in the leverage exposure were an increase in other financial assets, trading assets, net settlement balances and other off balance sheet items.

MREL ratio 33.3% (2024 - 33.0%)

The Minimum Requirements of own funds and Eligible Liabilities (MREL) ratio increased by 30 basis points driven by a £2.5 billion increase in MREL partially offset by a £5.9 billion increase in RWAs.

MREL increased to £62.9 billion driven by a £1.8 billion increase in CET1 capital, a £0.5 billion increase in Additional Tier 1 capital, a £0.2 billion decrease in Tier 2 capital, and a £0.3 billion increase in senior unsecured debt. Additional Tier 1 and Tier 2 capital movements were driven by issuance and redemptions in the period. The senior unsecured debt movement was driven by issuance and redemptions totalling £2.1 billion partially offset by a $1.5 billion debt instrument no longer being MREL eligible and foreign exchange movements of £0.7 billion.

Liquidity portfolio £239.1bn (2024 - £222.3bn)

The liquidity portfolio increased by £16.8 billion to £239.1 billion compared with Q4 2024. Primary liquidity decreased by £2.0 billion to £159.0 billion, driven by higher lending (including balances acquired from Sainsbury’s Bank), partially offset by increased issuance. Secondary liquidity increased by £18.8 billion due to increase in pre-positioned collateral at the Bank of England.

LCR average 148% (2024 - 151%)	The average Liquidity Coverage Ratio (LCR) decreased by 3 percentage points to 148%, during 2025, driven by increased lending.

NSFR average 135% (2024 - 137%)	The average Net Stable Funding Ratio (NSFR) decreased by 2 basis points to 135% during 2025 driven by increased lending.

NatWest Group - Form 6-K Q3 2025	27

Risk and capital management continued

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group’s minimum requirements and its MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.6%	2.1%	2.9%
Minimum Capital Requirements	6.1%	8.1%	10.9%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.3%	n/a	n/a
Overall capital requirement	10.3%	12.3%	15.1%
Capital ratios at 30 September 2025	14.2%	17.2%	20.2%
Headroom (3,4)	3.9%	4.9%	5.1%

(1)	The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.
(4)	Headroom as at 31 December 2024 was CET1 3.1%, Total Tier 1 3.9% and Total Capital 4.3%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)	The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.

Type
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

NatWest Group - Form 6-K Q3 2025	28

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios

The tables below show key prudential metrics calculated in accordance with current PRA rules.

	30 September	30 June	31 December
	2025	2025	2024
Capital adequacy ratios (1)%		%	%
CET1	14.2	13.6	13.6
Tier 1	17.2	16.7	16.5
Total	20.2	19.7	19.7

Capital	£m	£m	£m
Tangible equity	29,093	28,416	26,482

Expected loss less impairment	(35)	-	(27)
Prudential valuation adjustment	(172)	(210)	(230)
Deferred tax assets	(834)	(935)	(1,084)
Own credit adjustments	34	24	28
Pension fund assets	(163)	(157)	(147)
Cash flow hedging reserve	886	971	1,443
Foreseeable ordinary dividends	(1,275)	(1,244)	(1,249)
Adjustment for trust assets (2)	(365)	(365)	(365)
Foreseeable charges (3)	(446)	(750)	-
Adjustments under IFRS 9 transitional arrangements	-	-	33
Other adjustments for regulatory purposes	46	49	44
Total regulatory adjustments	(2,324)	(2,617)	(1,554)

CET1 capital	26,769	25,799	24,928

Additional AT1 capital	5,771	6,005	5,259
Tier 1 capital	32,540	31,804	30,187

Tier 2 capital	5,752	5,727	5,918
Total regulatory capital	38,292	37,531	36,105

Risk-weighted assets
Credit risk	151,945	152,785	148,078
Counterparty credit risk	7,397	7,626	7,103
Market risk	5,825	5,777	6,219
Operational risk	23,959	23,959	21,821
Total RWAs	189,126	190,147	183,221

(1)	The IFRS 9 transitional capital rules in respect of ECL provisions no longer apply as of 1 January 2025. (The impact of the IFRS 9 transitional adjustments at 31 December 2024 was £33 million for CET1 capital, £33 million for total capital and £3 million RWAs. Excluding this adjustment at 31 December 2024, the CET1 ratio was 13.6%, Tier 1 capital ratio was 16.5% and the Total capital ratio was 19.7%).
(2)	Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend linked contribution.
(3)	For September 2025, the foreseeable charge of £446 million relates to a share buyback.

NatWest Group - Form 6-K Q3 2025	29

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

	30 September	30 June	31 December
	2025	2025	2024
Leverage	£m	£m	£m
Cash and balances at central banks	84,686	90,706	92,994
Trading assets	56,856	56,706	48,917
Derivatives	61,119	73,010	78,406
Financial assets	494,874	486,305	469,599
Other assets	28,100	24,051	18,069
Total assets	725,635	730,778	707,985
Derivatives
- netting and variation margin	(58,580)	(69,191)	(76,101)
- potential future exposures	17,690	16,831	16,692
Securities financing transactions gross up	1,841	1,510	2,460
Other off balance sheet items	63,394	62,497	59,498
Regulatory deductions and other adjustments	(18,124)	(17,869)	(11,014)
Claims on central banks	(81,179)	(87,228)	(89,299)
Exclusion of bounce back loans	(1,457)	(1,777)	(2,422)
UK leverage exposure	649,220	635,551	607,799
UK leverage ratio (%) (1)	5.0	5.0	5.0

(1)	The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. The IFRS 9 transitional capital rules in respect of ECL no longer apply as of 1 January 2025. (Excluding the IFRS 9 transitional adjustment, the UK leverage ratio at 31 December 2024 was 5.0%).

NatWest Group - Form 6-K Q3 2025	30

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the nine months ended 30 September 2025.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2024	24,928	5,259	5,918	36,105
Attributable profit for the period	4,086	-	-	4,086
Ordinary interim dividend paid	(768)	-	-	(768)
Share buyback	(750)	-	-	(750)
Foreseeable ordinary dividends	(1,275)	-	-	(1,275)
Foreign exchange reserve	2	-	-	2
FVOCI reserve	81	-	-	81
Own credit	6	-	-	6
Share based remuneration and shares vested under employee share schemes	190	-	-	190
Goodwill and intangibles deduction	113	-	-	113
Deferred tax assets	250	-	-	250
Prudential valuation adjustments	58	-	-	58
New issues of capital instruments	-	1,244	823	2,067
Redemption of capital instruments	(109)	(732)	(1,000)	(1,841)
Foreign exchange movements	-	-	11	11
Adjustment under IFRS 9 transitional arrangements	(33)	-	-	(33)
Expected loss less impairment	(8)	-	-	(8)
Other movements	(2)	-	-	(2)
At 30 September 2025	26,769	5,771	5,752	38,292

–	For CET1 movements refer to the key points on page 27.

–	The AT1 movement reflects the £0.7 billion 7.500% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes issued in March 2025 and the £0.5 billion 7.625% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes issued in September 2025 offset by the redemption of $1.15 billion 8.000% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes in August 2025.

–	Tier 2 movements of £0.2 billion include a decrease of £1.0 billion due to the redemption of 3.622% Fixed to Fixed Rate Reset Tier 2 Notes due 2030 in May 2025 partially offset by an increase of £0.8 billion for a €1.0 billion 3.723% Fixed to Fixed Rate Reset Tier 2 Notes 2035 issued in February 2025 and foreign exchange movements.

Capital generation pre-distributions

	30 September	30 June	31 December
	2025	2025	2024
	£m	£m	£m
CET1	26,769	25,799	24,928
CET1 capital pre-distributions (1)	29,562	27,793	28,920
RWAs	189,126	190,147	183,221
	%	%	%
CET1 ratio - opening at 1 January	13.61	13.61	13.36
CET1 pre-distributions - closing	15.63	14.62	15.78
Capital generation pre-distributions (1)	2.02	1.01	2.43

(1)	The calculation of capital generation pre-distributions uses CET1 capital pre-distributions. Distributions includes ordinary dividends paid, foreseeable ordinary dividends and share buybacks.

NatWest Group - Form 6-K Q3 2025	31

Risk and capital management continued

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs for the nine months ended 30 September 2025, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2024	148.1	7.1	6.2	21.8	183.2
Foreign exchange movement	(0.3)	-	-	-	(0.3)
Business movement	1.0	0.2	(0.4)	2.2	3.0
Risk parameter changes	(0.9)	-	-	-	(0.9)
Model updates	2.4	0.1	-	-	2.5
Acquisitions	1.6	-	-	-	1.6
At 30 September 2025	151.9	7.4	5.8	24.0	189.1

The table below analyses segmental RWAs.

		Private Banking			Total
	Retail	& Wealth	Commercial	Central items	NatWest
	Banking	Management	& Institutional	& other	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2024	65.5	11.0	104.7	2.0	183.2
Foreign exchange movement	-	-	(0.3)	-	(0.3)
Business movement	0.8	0.4	2.2	(0.4)	3.0
Risk parameter changes	0.2	-	(1.1)	-	(0.9)
Model updates	1.0	-	1.5	-	2.5
Acquisitions	1.6	-	-	-	1.6
At 30 September 2025	69.1	11.4	107.0	1.6	189.1

Credit risk	60.0	9.8	80.7	1.4	151.9
Counterparty credit risk	0.2	-	7.2	-	7.4
Market risk	0.2	-	5.6	-	5.8
Operational risk	8.7	1.6	13.5	0.2	24.0
Total RWAs	69.1	11.4	107.0	1.6	189.1

Total RWAs increased by £5.9 billion to £189.1 billion during the period mainly reflecting:

–	A reduction in risk-weighted assets from foreign exchange movements of £0.3 billion due to sterling appreciation versus the US dollar and euro.

–	An increase in business movements of £3.0 billion, driven by the annual recalculation of operational risk, an increase in credit risk due to lending growth partially offset by reductions as a result of RWA management actions. Further increase seen in counterparty credit risk driven by securities financing and OTC transactions partially offset by a decrease in market risk driven by IRC and RNIV.

–	A reduction in risk parameters of £0.9 billion primarily driven by movements in risk metrics within Commercial & Institutional and Retail Banking.

–	An increase in model updates of £2.5 billion primarily driven by CRD IV model updates within Commercial & Institutional and Retail Banking.

–	An increase in acquisitions of £1.6 billion driven by balances acquired from Sainsbury’s Bank.

NatWest Group - Form 6-K Q3 2025	32

Risk and capital management continued

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises of assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets. High-quality liquid assets cover both Pillar 1 and Pillar 2 risks.

	Liquidity value
	30 September 2025			30 June 2025			31 December 2024
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	80,489	51,277	50,666	86,589	55,027	54,353	88,617	58,313	57,523
High quality government/MDB/PSE and GSE bonds (3)	65,588	47,194	47,194	61,527	44,580	44,580	58,818	43,275	43,275
Extremely high quality covered bonds	4,613	4,613	4,613	4,494	4,494	4,494	4,341	4,340	4,340
LCR level 1 assets	150,690	103,084	102,473	152,610	104,101	103,427	151,776	105,928	105,138
LCR level 2 Eligible Assets (4)	8,332	7,397	7,397	7,985	6,880	6,880	9,271	7,957	7,957
Primary liquidity (HQLA) (5)	159,022	110,481	109,870	160,595	110,981	110,307	161,047	113,885	113,095
Secondary liquidity	80,051	80,023	80,023	55,997	55,969	55,969	61,230	61,200	61,200
Total liquidity value	239,073	190,504	189,893	216,592	166,950	166,276	222,277	175,085	174,295

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include RBSI Ltd and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(3)	Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.

(4)	Includes Level 2A and Level 2B.

(5)	High-quality liquid assets abbreviated to HQLA.

Pension risk

On 8 August 2025, the Trustee of the Main section of the NatWest Group Pension Fund entered into a buy-in transaction with a third-party insurer for some of its liabilities. This is an insurance policy that gives the Fund protection against demographic and investment risks, so improves the security of member benefits. The transaction did not affect the 2025 statement of comprehensive income because the net pension asset was limited to zero due to the impact of the asset ceiling.

NatWest Group - Form 6-K Q3 2025	33

Condensed consolidated income statement

for the period ended 30 September 2025 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Interest receivable	19,155	18,734	6,482	6,358	6,444
Interest payable	(9,767)	(10,427)	(3,214)	(3,264)	(3,545)
Net interest income	9,388	8,307	3,268	3,094	2,899
Fees and commissions receivable	2,412	2,378	804	806	811
Fees and commissions payable	(552)	(529)	(184)	(179)	(181)
Trading income	974	607	399	291	257
Other operating income	95	115	45	(7)	(42)
Non-interest income	2,929	2,571	1,064	911	845
Total income	12,317	10,878	4,332	4,005	3,744
Staff costs	(3,193)	(3,112)	(1,064)	(1,060)	(965)
Premises and equipment	(906)	(863)	(319)	(293)	(284)
Other administrative expenses	(1,060)	(1,153)	(315)	(395)	(330)
Depreciation and amortisation	(855)	(754)	(298)	(291)	(246)
Operating expenses	(6,014)	(5,882)	(1,996)	(2,039)	(1,825)
Profit before impairment losses	6,303	4,996	2,336	1,966	1,919
Impairment losses	(535)	(293)	(153)	(193)	(245)
Operating profit before tax	5,768	4,703	2,183	1,773	1,674
Tax charge	(1,412)	(1,232)	(502)	(439)	(431)
Profit from continuing operations	4,356	3,471	1,681	1,334	1,243
Profit from discontinued operations, net of tax	-	12	-	-	1
Profit for the period	4,356	3,483	1,681	1,334	1,244

Attributable to:
Ordinary shareholders	4,086	3,271	1,598	1,236	1,172
Paid-in equity holders	268	202	82	96	73
Non-controlling interests	2	10	1	2	(1)
	4,356	3,483	1,681	1,334	1,244

Earnings per ordinary share - continuing operations	50.7p	38.2p	19.8p	15.3p	14.1p
Earnings per ordinary share - discontinued operations	-	0.1p	-	-	-
Total earnings per share attributable to ordinary shareholders - basic	50.7p	38.3p	19.8p	15.3p	14.1p
Earnings per ordinary share - fully diluted continuing operations	50.2p	37.9p	19.6p	15.1p	14.0p
Earnings per ordinary share - fully diluted discontinued operations	-	0.1p	-	-	-
Total earnings per share attributable to ordinary shareholders - fully diluted	50.2p	38.0p	19.6p	15.1p	14.0p

NatWest Group - Form 6-K Q3 2025	34

Condensed consolidated statement of comprehensive income

for the period ended 30 September 2025 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Profit for the period	4,356	3,483	1,681	1,334	1,244
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of retirement benefit schemes	20	(92)	11	3	(32)
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	(11)	(25)	(10)	(5)	1
FVOCI financial assets	54	16	5	35	49
Tax	(10)	39	(8)	(4)	(5)
	53	(62)	(2)	29	13
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
FVOCI financial assets	76	21	13	29	(20)
Cash flow hedges (1)	778	732	120	475	611
Currency translation	(18)	(119)	77	(65)	(77)
Tax	(224)	(221)	(32)	(130)	(164)
	612	413	178	309	350
Other comprehensive income after tax	665	351	176	338	363
Total comprehensive income for the period	5,021	3,834	1,857	1,672	1,607

Attributable to:
Ordinary shareholders	4,751	3,622	1,774	1,574	1,535
Paid-in equity holders	268	202	82	96	73
Non-controlling interests	2	10	1	2	(1)
	5,021	3,834	1,857	1,672	1,607

(1)	Refer to footnote 4 of the condensed consolidated statement of changes in equity.

NatWest Group - Form 6-K Q3 2025	35

Condensed consolidated balance sheet

as at 30 September 2025 (unaudited)

	30 September	31 December
	2025	2024
	£m	£m
Assets
Cash and balances at central banks	84,686	92,994
Trading assets	56,856	48,917
Derivatives	61,119	78,406
Settlement balances	12,331	2,085
Loans to banks - amortised cost	8,005	6,030
Loans to customers - amortised cost	415,274	400,326
Other financial assets	71,595	63,243
Intangible assets	7,477	7,588
Other assets	8,292	8,396
Total assets	725,635	707,985

Liabilities
Bank deposits	44,962	31,452
Customer deposits	435,490	433,490
Settlement balances	9,271	1,729
Trading liabilities	58,402	54,714
Derivatives	54,114	72,082
Other financial liabilities	67,634	61,087
Subordinated liabilities	6,136	6,136
Notes in circulation	3,340	3,316
Other liabilities	3,905	4,601
Total liabilities	683,254	668,607

Equity
Ordinary shareholders' interests	36,570	34,070
Other owners' interests	5,792	5,280
Owners' equity	42,362	39,350
Non-controlling interests	19	28
Total equity	42,381	39,378

Total liabilities and equity	725,635	707,985

NatWest Group - Form 6-K Q3 2025	36

Condensed consolidated statement of changes in equity

for the period ended 30 September 2025 (unaudited)

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	Fair value	hedging (4,5)	exchange (6)	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378
Profit attributable to ordinary shareholders and other equity owners
- continuing operations				4,354					4,354	2	4,356
- discontinued operations									-		-

Other comprehensive income
Realised gains in period on FVOCI equity shares				25	(25)				-		-
Remeasurement of retirement benefit schemes				20					20		20
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(11)					(11)		(11)
Unrealised gains					129				129		129
Amounts recognised in equity						17			17		17
Retranslation of net assets							43		43		43
Losses on hedges of net assets							(90)		(90)		(90)
Amount transferred from equity to earnings (6)					1	761	29		791		791
Tax				(9)	(24)	(221)	20		(234)		(234)
Total comprehensive income	-	-	-	4,379	81	557	2	-	5,019	2	5,021

Transactions with owners
Ordinary share dividends paid				(2,018)					(2,018)	-	(2,018)
Redemption of paid-in equity		(736)		(109)					(845)		(845)
Paid-in equity dividends				(268)					(268)		(268)
Securities issued (2)		1,248							1,248		1,248
Purchase of non-controlling interest				(10)					(10)	(11)	(21)
Shares repurchased during the period (1,7)	(62)		62	(304)					(304)		(304)
Employee share schemes				76					76		76
Shares vested under employee share schemes			124						124		124
Share-based remuneration				(10)					(10)		(10)
At 30 September 2025	10,071	5,792	2,536	13,162	(22)	(886)	828	10,881	42,362	19	42,381

For the notes to this table, refer to the following page.

NatWest Group - Form 6-K Q3 2025	37

Condensed consolidated statement of changes in equity for the period ended 30 September 2025 (unaudited) continued

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	Fair value	hedging (4,5)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188
Profit attributable to ordinary shareholders
and other equity owners
- continuing operations				3,461					3,461	10	3,471
- discontinued operations				12					12	-	12

Other comprehensive income
Realised gains in period on FVOCI equity shares				54	(54)				-		-
Remeasurement of retirement benefit schemes				(92)					(92)		(92)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(25)					(25)		(25)
Unrealised gains					24				24		24
Amounts recognised in equity						(442)			(442)		(442)
Retranslation of net assets							(283)		(283)		(283)
Gains on hedges of net assets							122		122		122
Amount transferred from equity to earnings					13	1,174	42		1,229		1,229
Tax				25	9	(198)	(18)		(182)		(182)
Total comprehensive income/(loss)	-	-	-	3,435	(8)	534	(137)	-	3,824	10	3,834

Transactions with owners
Ordinary share dividends paid				(1,505)					(1,505)	-	(1,505)
Paid-in equity dividends				(202)					(202)		(202)
Securities issued (2)		800							800		800
Shares repurchased during the period (1,7)	(428)		428	(1,171)					(1,171)		(1,171)
Shares vested under employee share schemes			142	(7)					135		135
Own shares acquired			(540)						(540)		(540)
At 30 September 2024	10,416	4,690	2,034	11,195	(57)	(1,365)	704	10,881	38,498	41	38,539

(1)	As part of the On Market Share Buyback Programmes NatWest Group plc repurchased and cancelled 58.9 million shares (September 2024 – 173.3 million shares), of which one million shares were settled in October 2025. The total consideration of these shares excluding fees was £308.3 million (September 2024 – £450.9 million), of which £5.1 million were settled in October 2025. Included in the retained earnings reserve movement is 2.3 million shares which were repurchased and cancelled in December 2023, settled in January 2024 for a total consideration of £4.9 million. The nominal value of the share cancellations was transferred to the capital redemption reserve.
(2)	The issuance above is after netting of issuance fees of £2.8 million (September 2024 – £2.4 million), and the associated tax credit of £0.7 million (September 2024 – £0.7 million).
(3)	Other statutory reserves consist of Capital redemption reserves of £3,280 million (September 2024 - £2,935 million) and Own shares held reserves of (£744) million (September 2024 – (£901) million).
(4)	The change in the cash flow hedging reserve is driven by realised accrued interest transferred into the income statement and an increase in swap rates in the medium term tenors in the year, where the portfolio of swaps are net receive fixed from an interest rate risk perspective.
(5)	The amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers – amortised cost, balances at central banks, bank deposits and customer deposits.
(6)	Includes £29 million FX recycled to profit or loss upon redemption of paid-in equity and capital repatriation.
(7)	In June 2024, there was an agreement to buy 392.4 million ordinary shares of the Company from His Majesty’s Treasury (HM Treasury) at 316.2 pence per share for total consideration of £1.2 billion. NatWest Group cancelled 222.4 million of the purchased ordinary shares, amounting to £706.9 million excluding fees and held the remaining 170.0 million shares as Own Shares Held, amounting to £540.2 million excluding fees. The nominal value of the share cancellation was transferred to the capital redemption reserve. There were no repurchases in 2025.

NatWest Group - Form 6-K Q3 2025	38

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2024 Annual Report on Form 20-F. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

2. Litigation and regulatory matters

NatWest Group plc’s Interim Results 2025 on Form 6-K, issued on 25 July 2025, included disclosures about NatWest Group's litigation and regulatory matters in Note 14. Set out below are the material developments in those matters (which have been previously disclosed) since publication of the Interim Results 2025 on Form 6-K.

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

NatWest Group plc and certain other members of NatWest Group, including NWM Plc, are defendants in a number of claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of USD LIBOR. The complainants allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

The co-ordinated proceeding in the SDNY relating to USD LIBOR now includes one remaining class action, which is on behalf of persons who purchased LIBOR-linked instruments from defendants and bonds issued by defendants, as well as several non-class actions. On 25 September 2025, the SDNY granted summary judgment to the defendants on the issue of liability and dismissed all claims in both the class action and the non-class actions. The decision remains subject to appeal in the United States Court of Appeals for the Second Circuit (US Court of Appeals).

Two other IBOR-related class actions involving NWM Plc, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons. However, on 22 August 2025, the US Court of Appeal reversed the SDNY’s decision in the Euribor case, reinstating claims against NWM Plc. That case will therefore return to the SDNY for further proceedings.

On 15 September 2025, the US Court of Appeals affirmed the SDNY’s dismissal of the Pound Sterling LIBOR case.

Foreign exchange litigation

NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business.

In May 2025, NWM Plc executed an agreement to settle the claim in the Federal Court of Australia, which the court approved in August 2025. The settlement amount is covered in full by an existing provision.

Odd lot corporate bond trading antitrust litigation

In July 2024, the US Court of Appeals vacated the SDNY's October 2021 dismissal of the class action antitrust complaint alleging that, from August 2006 onwards, various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds.

The appellate court held that the district judge who made the decision should not have been presiding over the case because a member of the judge’s family had owned stock in one of the defendants while the motion was pending.

On 2 September 2025, a different judge in the SDNY again dismissed the complaint in this action on the ground that the plaintiffs have failed to plead antitrust conspiracy. The plaintiffs did not appeal the decision within the time required for an appeal.

Offshoring VAT assessments

HMRC, as part of an industry-wide review, issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India for the period from 1 January 2014 until 31 December 2017 inclusive. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020.

In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay amounts totalling £153 million (including statutory interest) to HMRC in December 2020 and May 2022. The appeal and the application for judicial review were previously stayed behind a separate case involving another bank.

NatWest Group plc was informed in late 2024 that the other bank had settled its case with HMRC by agreement. NatWest Group plc is progressing its appeal before the Tax Tribunal in its own name. NatWest Group plc will also continue to review next steps relevant to the judicial review.

NatWest Group - Form 6-K Q3 2025	39

Notes continued

2. Litigation and regulatory matters continued

The amount of £153 million continues to be recognised as an asset that NatWest Group plc expects to recover. Since 1 January 2018, NatWest Group plc has paid VAT on intra-group supplies from India-registered NatWest Group companies.

US Anti-Terrorism Act litigation

NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are, or were, US military personnel who were killed or injured in attacks in Iraq between 2003 and 2011.

NWM Plc is also a defendant in some of these cases.

According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court’s dismissal of this case.

On 30 September 2025, the district court denied a motion by the plaintiffs to re-open the case to assert aiding and abetting claims that they previously did not assert. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals.

Other follow-on actions that are substantially similar to those described above are pending in the same courts.

Regulatory matters

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice (DOJ) and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

The DOJ and USAO CT paused the monitorship in May 2025 and, following a review, determined that a monitorship was no longer necessary as a result of NWM’s notable progress in strengthening its compliance programme, certain of NWM’s remedial improvements, internal controls, and the status of implementation of Monitor recommendations, and that reporting by NWM to the DOJ and USAO CT on its continued compliance programme progress provided an appropriate degree of oversight. The court approved the amended plea agreement and extended NWM’s obligations under the plea agreement and probation until December 2026.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs, findings that NWM Plc violated its probation term, and possible re-sentencing, amongst other consequences. Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 300 of the NatWest Group 2024 Annual Report on Form 20-F.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015.

The redress and compensation process has now largely concluded, although a small number of cases remain outstanding relating to uncontactable customers.

Ulydien (formerly UBIDAC) customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters. UBIDAC appealed that decision to the Court of Appeal. In September 2024, the Court of Appeal allowed UBIDAC’s appeal and set aside certain findings of the FSPO. The Court of Appeal directed one aspect of the FSPO decisions to be remitted to the FSPO for its consideration following an oral hearing.

Decisions are awaited from the FSPO in respect of these cases.

3. Post balance sheet events

As part of the ongoing on-market share buyback programme, NatWest Group plc has repurchased and cancelled a further 12.2 million shares since 30 September 2025 for a total consideration (excluding fees) of £65.99 million.

There have been no significant events between 30 September 2025 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

NatWest Group - Form 6-K Q3 2025	40

Additional information

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2025.

As at 30 September 2025
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1.0769	8,910
Retained earnings and other reserves	33,452
Owners’ equity	42,362

NatWest Group indebtedness
Trading liabilities - debt securities in issue	231
Other financial liabilities – debt securities in issue	65,520
Subordinated liabilities	6,136
Total indebtedness	71,887
Total capitalisation and indebtedness	114,249

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 30 September 2025.

NatWest Group - Form 6-K Q3 2025	41

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 44.	The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.
Customer deposits excluding central items Refer to Segment performance on pages 14-18 for components of calculation.

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity.  The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.

These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 36 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 45.

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net loans to customers – amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is loan:deposit ratio. This is calculated as net loans to customers – amortised cost divided by customer deposits.

NatWest Group Return on Tangible Equity Refer to table 7. NatWest Group Return on Tangible Equity on page 46.	NatWest Group Return on Tangible Equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is return on equity - this comprises profit attributable to ordinary shareholders divided by average total equity.

NatWest Group - Form 6-K Q3 2025	42

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segment performance on pages 14-18 for components of calculation.

Net interest margin is net interest income, as a percentage of average interest earning assets (IEA).

Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks – amortised cost, loans to customers – amortised cost and other financial assets. It excludes trading balances and assets in treasury repurchase agreements that have not been derecognised. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segment performance on pages 14-18 for components of calculation.

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.

This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 45.	The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.
Segment return on equity Refer to table 8. Segment return on equity on page 46.	Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.
Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 44.	TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is: net asset value (NAV) per ordinary share - this comprises ordinary shareholders’ interests divided by the number of ordinary shares in issue.
Total combined assets and liabilities (CAL) – Private Banking & Wealth Management Refer to table 6. Total combined assets and liabilities (CAL) – Private Banking & Wealth Management on page 45.

CAL refers to customer deposits, net loans to customers – amortised cost and AUMA. To avoid double counting, investment cash is deducted as it is reported within customer deposits and AUMA.

The components of CAL are key drivers of income and provide a measure of growth and strength of the business on a comparable basis.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 44.	Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

NatWest Group - Form 6-K Q3 2025	43

Non-IFRS financial measures continued

1. Total income excluding notable items

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Continuing operations
Total income	12,317	10,878	4,332	4,005	3,744
Less notable items:
Commercial & Institutional
Own credit adjustments (OCA)	3	(5)	-	(3)	2
Central items & other
Share of associate profits/(losses) for Business Growth Fund	55	22	41	(1)	11
Interest and foreign exchange management derivatives not in hedge accounting relationships	168	131	162	(1)	5
Foreign exchange recycling losses	(37)	(46)	(37)	-	(46)
	189	102	166	(5)	(28)
Total income excluding notable items	12,128	10,776	4,166	4,010	3,772

2. Cost:income ratio (excl. litigation and conduct)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	6,014	5,882	1,996	2,039	1,825
Less litigation and conduct costs	(130)	(142)	(12)	(74)	(41)
Other operating expenses	5,884	5,740	1,984	1,965	1,784

Total income	12,317	10,878	4,332	4,005	3,744

Cost:income ratio	48.8%	54.1%	46.1%	50.9%	48.7%
Cost:income ratio (excl. litigation and conduct)	47.8%	52.8%	45.8%	49.1%	47.6%

3. Tangible net asset value (TNAV) per ordinary share

	As at
	30 September	30 June	31 December
	2025	2025	2024
Ordinary shareholders' interests (£m)	36,570	35,929	34,070
Less intangible assets (£m)	(7,477)	(7,513)	(7,588)
Tangible equity (£m)	29,093	28,416	26,482

Ordinary shares in issue (millions) (1)	8,031	8,088	8,043

NAV per ordinary share (pence)	455p	444p	424p
TNAV per ordinary share (pence)	362p	351p	329p

(1)	The number of ordinary shares in issue excludes own shares held.

NatWest Group - Form 6-K Q3 2025	44

Non-IFRS financial measures continued

4. Operating expenses excluding litigation and conduct

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Other operating expenses
Staff expenses	3,144	3,060	1,045	1,044	947
Premises and equipment	902	863	318	293	284
Other administrative expenses	983	1,063	323	337	307
Depreciation and amortisation	855	754	298	291	246
Total other operating expenses	5,884	5,740	1,984	1,965	1,784

Litigation and conduct costs
Staff expenses	49	52	19	16	18
Premises and equipment	4	-	1	-	-
Other administrative expenses	77	90	(8)	58	23
Total litigation and conduct costs	130	142	12	74	41

Total operating expenses	6,014	5,882	1,996	2,039	1,825
Operating expenses excluding litigation and conduct	5,884	5,740	1,984	1,965	1,784

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	30 September	30 June	31 December
	2025	2025	2024
	£m	£m	£m
Loans to customers - amortised cost	415,274	407,135	400,326
Less reverse repos	(33,604)	(30,400)	(34,846)
Loans to customers - amortised cost (excl. reverse repos)	381,670	376,735	365,480
Customer deposits	435,490	436,756	433,490
Less repos	(1,412)	(988)	(1,363)
Customer deposits (excl. repos)	434,078	435,768	432,127
Loan:deposit ratio (%)	95%	93%	92%
Loan:deposit ratio (excl. repos and reverse repos) (%)	88%	86%	85%

6. Total combined assets and liabilities (CAL) – Private Banking & Wealth Management

	As at
	30 September	30 June	31 December
	2025	2025	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	18.8	18.6	18.2
Customer deposits	40.6	41.3	42.4
Assets under management and administration (AUMA)	56.0	51.8	48.9
Less investment cash included in both customer deposits and AUMA	(1.2)	(1.3)	(1.1)
Total combined assets and liabilities (CAL)	114.2	110.4	108.4

NatWest Group - Form 6-K Q3 2025	45

Non-IFRS financial measures continued

7. NatWest Group Return on Tangible Equity

	Nine months ended and as at		Quarter ended and as at
	30 September	30 September	30 September	30 June	30 September
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	4,086	3,271	1,598	1,236	1,172
Annualised profit attributable to ordinary shareholders	5,448	4,361	6,392	4,944	4,688

Average total equity	41,043	37,707	41,667	41,474	37,960
Adjustment for average other owners' equity and intangible assets	(13,175)	(12,040)	(12,954)	(13,529)	(12,375)
Adjusted total tangible equity	27,868	25,667	28,713	27,945	25,585
Return on equity	13.3%	11.6%	15.3%	11.9%	12.3%
Return on Tangible Equity	19.5%	17.0%	22.3%	17.7%	18.3%

8. Segment return on equity

	Nine months ended 30 September 2025			Nine months ended 30 September 2024
		Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	2,335	287	3,025	1,754	189	2,724
Paid-in equity cost allocation (£m)	(75)	(13)	(181)	(56)	(13)	(130)
Adjustment for tax (£m)	(633)	(77)	(711)	(475)	(49)	(649)
Adjusted attributable profit (£m)	1,627	197	2,133	1,223	127	1,946
Annualised adjusted attributable profit (£m)	2,170	263	2,844	1,630	169	2,594
Average RWAe (£bn)	68.7	11.3	107.8	62.7	11.1	108.0
Equity factor	12.8%	11.1%	13.9%	13.4%	11.2%	13.8%
Average notional equity (£bn)	8.8	1.3	15.0	8.4	1.2	14.9
Return on equity (%)	24.7%	21.0%	19.0%	19.4%	13.6%	17.4%

	Quarter ended 30 September 2025			Quarter ended 30 June 2025			Quarter ended 30 September 2024
		Private Banking			Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	850	108	1,041	735	102	964	656	90	1,017
Paid-in equity cost allocation (£m)	(26)	(5)	(52)	(26)	(4)	(66)	(22)	(5)	(47)
Adjustment for tax (£m)	(231)	(29)	(247)	(199)	(27)	(225)	(178)	(24)	(243)
Adjusted attributable profit (£m)	593	74	742	510	71	673	456	61	728
Annualised adjusted attributable profit (£m)	2,373	297	2,967	2,042	282	2,694	1,826	245	2,910
Average RWAe (£bn)	70.2	11.4	108.2	68.9	11.3	108.3	63.8	11.1	106.0
Equity factor	12.8%	11.1%	13.9%	12.8%	11.1%	13.9%	13.4%	11.2%	13.8%
Average notional equity (£bn)	9.0	1.3	15.0	8.8	1.3	15.1	8.5	1.2	14.6
Return on equity (%)	26.4%	23.4%	19.7%	23.2%	22.5%	17.9%	21.4%	19.7%	19.9%

NatWest Group - Form 6-K Q3 2025	46

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMA	AUMA comprises both assets under management (AUM) and assets under administration (AUA) serviced through the Private Banking & Wealth Management segment. AUM comprise assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of Private Banking & Wealth Management, Retail Banking and Commercial & Institutional customers. AUA comprise i) third party assets held on an execution-only basis in custody by Private Banking & Wealth Management, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking & Wealth Management ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking & Wealth Management and held and managed by third parties. This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.
AUMA income	AUMA income includes investment income which reflects an ongoing fee as percentage of assets and transactional income related to investment services comprised of one-off fees for advice services, trading and exchange services, protection and alternative investing services. AUMA is a core driver of non-interest income, especially with respect to ongoing investment income and this measure provides a means of reporting the income earned on AUMA.
AUMA net flows	AUMA net flows represents assets under management (AUM net flows) and assets under administration (AUA net flows). AUMA net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking & Wealth Management, Retail Banking and Commercial & Institutional.
Capital generation pre-distributions	Capital generation pre-distributions refers to the change in the CET1 ratio in the period, before distributions to ordinary shareholders. It reflects the capital generated through business activities and all other movements, including attributable profit for the period, impacts from acquisitions and disposals, and risk-weighted asset (RWA) changes, prior to the deduction of ordinary shareholder distributions such as ordinary dividends and share buybacks. It is used to show the capital generated in the period that is available for deployment in the business and distribution to shareholders.
Climate and transition finance	The climate and transition finance target enables NatWest Group to quantify the level of financing and facilitation provided by NatWest Group that could support customers in achieving their climate and/or transition ambitions, through lending and underwriting activities. The climate and transition finance framework, available on the NatWest Group website, underpins the target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030.
Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates	Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.
Wholesale funding	Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group - Form 6-K Q3 2025	47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray

Group Chief Financial Officer

24 October 2025